EXHIBIT A

JOINT FILING AGREEMENT

The undersigned (together, the “Filing Persons”) hereby agree that Schedule 13D, to which this Joint Filing Agreement is attached as an exhibit, and any further amendments thereto relating to the beneficial ownership by each of the Filing Persons of the Ordinary Shares, TRY 1.000 nominal value per share, of Turkcell Iletisim Hizmetleri A.S., signed by each of the Filing Persons shall be, filed on behalf of each of the Filing Persons pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the Filing Persons have executed this Joint Filing Agreement as of December 31, 2007.

NADASH INTERNATIONAL HOLDINGS INC.

By:	/s/ Vladislav Kim
Name:	Vladislav Kim
Title:	Director

VISOR INVESTMENT SERVICES LIMITED

By:	/s/ Aibar Burkitbayev
Name:	Aibar Burkitbayev
Title:	Director